Press Information

FOR IMMEDIATE RELEASE
NASDAQ SYMBOL MXIM

Media Contact: Mark Casper (408) 737-7600

Investment Community Contact: Paresh Maniar (408) 470-5348

MAXIM INTEGRATED PRODUCTS, INC. ANNOUNCES SUSPENSION OF TRADING AND DELISTING FROM NASDAQ

Company Shares to be Quoted on The Pink Sheet Electronic Quotation Service

Sunnyvale, CA – October 1, 2007 – Maxim Integrated Products, Inc. (Pink Sheets: MXIM.PK) today announced that the Securities and Exchange Commission has denied the Company's appeal to stay the Nasdaq Stock Market LLC's decision to suspend and delist the Company's common stock. This decision terminates the interim stay of Nasdaq's ruling that was put in place by the SEC on Tuesday, September 25, 2007 to allow the SEC more time to fully consider the Company's appeal. The Company's common stock will now be suspended from trading on Nasdaq effective as of the opening of business on Tuesday, October 2, 2007, and will be subsequently delisted.

As previously disclosed by the Company on August 23, 2007, the Board of Directors of Nasdaq originally gave the Company until September 25, 2007 to file its past due periodic reports with the SEC and regain compliance with Nasdaq's listing requirements contained in Nasdaq Marketplace Rule 4310(c)(14). While the Company continues to make progress in restating its prior periods, it was unable to file its past due periodic reports with the SEC by Nasdaq's deadline.

The Company anticipates that its common stock will be quoted on the Pink Sheet Electronic Quotation Service automatically and immediately after Nasdaq suspends trading. The Company expects that the trading symbol of its common stock will be changed to "MXIM.PK" and will also be listed as "Other-OTC" securities on the OTCBB website.

The Company currently expects its restatement to be completed and its past due periodic reports to be filed during the first quarter of calendar year 2008. The Company intends to promptly seek the re-listing of its common stock on a national exchange as soon as practicable thereafter.

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About Maxim - Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real world signal processing.

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Except for statements of historical fact, the statements in this press release are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements regarding the Company's anticipation that its common stock will be quoted on the Pink Sheet Electronic Quotation Service as soon as Nasdaq suspends trading, the Company's expectation that its financial restatement and past due periodic reports will be completed and filed with the SEC during the first quarter of calendar year 2008, as well as the Company's intention to obtain the re-listing of its common stock on a national exchange as soon as practicable thereafter. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. The potential risks and uncertainties include, among others, the timing of the completion of the Company's financial restatement and filing of its historical financial statements and the filing of its past due periodic reports on Forms 10-K and 10-Q with the SEC as well as the impact of the restatement. All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.